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18001469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC

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SEC FILE NUMBER
8-46795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Avenue of the Americas, 16th Floor
(No. and Street)

new York	NY.	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Farid Naib — (646)393-4783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, Farid Naib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEITH PETZOLD
Notary Public, State of New York
No. 01PE5087844
Qualified in Suffolk County
Commission Expires May 9, 2018

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTSPEED TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2017

LIGHTSPEED TRADING, LLC

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Lightspeed Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 22, 2018

LIGHTSPEED TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	1,073,227
Cash segregated in compliance with federal regulations		65,000
Receivables from clearing brokers, including clearing deposits of $526,849		1,813,678
Due from brokers and other receivables		534,061
Due from Parent		1,654,812
Property and equipment, net		187,502
Intangible assets, net		366,659
Goodwill		270,028
Prepaid expenses and other assets		451,078
	$	6,416,045
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,014,793
Note payable		16,115
Total liabilities		2,030,908
Member's Equity		4,385,137
	$	6,416,045

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Lightspeed Trading, LLC (the "Company") is a wholly owned subsidiary of Professional Trading Solutions, Inc. ("Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company acts as an introducing broker.

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is to compute net capital monthly and which requires the Company to maintain a ratio of aggregate debits to 5% of combined aggregate debit items or 120% of the minimum net capital requirement. The Company executes and clears its customer securities transactions on a fully disclosed basis with Wedbush Securities, Inc ("Wedbush") and Interactive Brokers ("IB"). The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books. Receivables from clearing brokers reflected in the statement of financial condition are amounts due from these brokers at December 31, 2017.

On December 5, 2017, the Company entered into an Asset Purchase Agreement (the "APA Agreement") with a third party whereby the third party acquired certain assets and assumed certain liabilities of the Company, as defined in the APA Agreement. Certain assets acquired and liabilities assumed, such as property and equipment, intangible assets and the lease contract, were assigned from the Parent to the Company prior to the signing of the APA Agreement. The Closing Date of this transaction, as defined in the APA Agreement, is expected to occur in March 2018, when all legal rights to the assets purchased and liabilities assumed is transferred to the third party. Following the complete transition of the assets and liabilities, the Company is set to terminate its status as a registered broker-dealer.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Segregated in Compliance With Federal Regulations

Cash of $65,000 is segregated in a special bank account at a major U.S. financial institution in accordance with SEC Rule 15c3-3(k)(2)(i), related to proceeds from soft dollar transactions and commission rebate activities.

Due from Brokers and Other Receivables

The Company carries the amounts due from brokers and other receivables at cost, less an allowance for doubtful accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual broker and other receivables based on the financial condition, the history of collections and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2017.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company recognizes commission revenue on a trade-date basis and is comprised of commissions related to agency customer transactions in equities, options and futures.

The Company recognizes interest income on customer balances introduced to clearing broker-dealers by the Company. The clearing broker-dealers pay interest income to the Company and the interest income is recognized as earned on a monthly basis.

Other income consists of technology services such software licensing and hosting fees charged to customers and is recognized as earned as services are performed on a monthly basis. The Company also charges customers monthly fees based on low account balances and low activity.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Life
Furniture and fixtures	7 Years
Computer hardware	3 Years
Computer software	3 Years
Leasehold Improvements	Lease term

1. Nature of business and summary of significant accounting policies (continued)

Goodwill

Goodwill represents the excess of the purchase price and direct acquisition costs over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is reviewed for possible impairment at least annually upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value. No goodwill impairment loss was recorded for the year ended December 31, 2017.

Intangible Assets

Intangible assets with determined useful lives primarily consist of non-compete agreements, customer relationships and technology. The cost of intangible assets with determinable lives is amortized over the estimated period of economic benefit on a straight-line basis over a period of 18 months to ten years. No residual value is estimated for these intangible assets. No impairment loss was recorded for the year ended December 31, 2017.

Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes, and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. There is no tax-sharing agreement in place, and accordingly, the Company has not provided for federal or state income taxes for the year ended December 31, 2017.

The Parent follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's Parent's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Parent's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company's Parent reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (Continued)

In accordance with GAAP, the Company's Parent is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2017, the carrying value of the Company's financial instruments, such as receivables from clearing brokers, due from brokers and other receivables, and due from Parent approximate fair values due to the nature of their short-term maturities.

2. Property and equipment

Property and equipment consist of the following at December 31, 2017:

Furniture and fixtures	$	299,129
Computer hardware		1,226,970
Computer software		634,476
Leasehold improvements		344,810
		2,505,385
Less accumulated depreciation and amortization		2,317,883
	$	187,502

During 2017, certain property and equipment with a net book value of approximately $176,000 was assigned from the Parent to the Company in connection with the APA agreement.

3. Intangible assets

Intangible assets consist of the following at December 31, 2017:

Customer Lists	$	2,688,372
Non-Compete Agreement		1,600
Technology		120,000
		2,809,972
Less accumulated amortization		2,588,818
		221,154
Trade name - not subject to amortization		145,505
	$	366,659

During 2017, an intangible asset with a value of approximately $146,000 was assigned from the Parent to the Company in connection with the APA agreement.

4. Related party transactions

The Company has agreements with its Parent and PTS Financial Technology, LLC ("PFT"), an affiliated company. The Parent performs and provides certain functions for the Company and PFT, including treasury, payroll services, office facilities, accounting, marketing, regulatory reporting, human resources, legal and compliance. Direct expenses are allocated to the company receiving services and shared expenses are allocated on a percentage basis. The Company also receives technology development and technology support from PFT for which the Company is charged a flat monthly fee as defined in the related service level agreements.

Amounts due from Parent represent cash disbursements and transfer of property and equipment and intangible assets in excess of management fees of approximately $1,655,000 at December 31, 2017, are included on the accompanying statement of financial condition.

5. Notes payable

During February 2015, the Company entered into a promissory note (the "Note") with FINRA for $187,500 in connection with a monetary fine of $250,000. The Company was obligated to pay 25% of the fine upfront and will repay the remainder in monthly installments. The Note is payable in monthly principal and interest payments, and bears interest at a fixed rate of 6.25% per annum through March 2018.

6. Employee benefit plan

The Parent maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions, subject to limitations provided by the Internal Revenue Code. Contributions to the Plan by the Parent are allocated to the Company and included in management fees on the accompanying statement of operations.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2017, the Company's net capital was approximately $936,000, which was approximately $686,000 in excess of its minimum net capital requirement of $250,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i) and (k)(2)(ii).

9. Off-balance sheet risk and concentrations of credit risk

Pursuant to clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customer accounts and the Company is required to maintain certain deposits with the clearing brokers.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Commitments and contingencies

Operating Lease

During September 2017, the Company was assigned the operating lease from its Parent in connection with the APA Agreement. The Company leases its office facility under a non-cancelable operating lease which expires in August 2022. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2018	$ 468,000
2019	489,000
2020	491,000
2021	491,000
2022	327,000
	$ 2,266,000

Deferred rent represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent amounted to approximately $192,000 at December 31, 2017 and is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

The Company has an irrevocable standby letter of credit in connection with its office lease in the amount of approximately $248,000 at December 31, 2017 in the form of a certificate of deposit. This amount is included in prepaid expenses and other assets on the accompanying statement of financial condition.

Other Matters

The Company has entered into an agreement with EZE Castle Transaction Services, LLC to license certain products through January 31, 2019. The agreement requires minimum monthly payments that total an aggregate of $600,000 and $50,000 for the years ended December 31, 2018 and 2019, respectively.

The Company has entered into a fully disclosed clearing agreement with Wedbush Securities, Inc. The agreement requires minimum monthly charges that total an aggregate of $450,000 for the year ended December 31, 2018.

In November 2017, the Company accepted an offer of settlement with FINRA, NASDAQ, NYSE ARCA, NYSE, BZX, EDGA, and EDGX for market access violations in the amount of $290,000. At December 31, 2017, the outstanding balance in connection with the settlement was approximately $207,000. This settlement amount is included in accounts

payable and accrued expenses on the accompanying statement of financial condition. The balance of the settlement is due to be paid in 2018.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Subsequent event

On February 6, 2018, the Company had a net capital deficiency and was not in net capital compliance due to a haircut in connection with unsecured customer debits, resulting from futures trading clients that liquidated their accounts during significant market volatility. The Company immediately remedied this non-compliance by a capital contribution from its Parent and was capital compliant the next business day. The Company subsequently changed its risk policy to require cash for all futures trading and will not extend margin to its customers.